Pricing Term Sheet dated June 22, 2010

Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 22, 2010

Relating to Preliminary Prospectus Supplement dated June 21, 2010

Registration Statement No. 333-156376

Royal Gold, Inc.

5,200,000 Shares of Common Stock, Par Value $0.01 Per Share

This term sheet to the preliminary prospectus supplement dated June 21, 2010 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities.  The information in this term sheet updates and supplements the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  You should read the preliminary prospectus supplement, including the documents incorporated by reference therein, carefully.  Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Royal Gold, Inc.

Exchange/Symbol:	NASDAQ Global Select Market/RGLD Toronto Stock Exchange/RGL

Price to Public:	$48.50 per share

Total Shares Offered:	5,200,000 shares of common stock. This represents a decrease from the 6,500,000 shares indicated in the preliminary prospectus supplement.

Over-allotment Option:	Up to 780,000 shares of common stock. This represents a decrease from the 975,000 shares indicated in the preliminary prospectus supplement.

Closing Date:	June 28, 2010

Common stock to be outstanding after this offering:

52,783,911 shares (53,563,911 if the over-allotment option is exercised in full) as of April 30, 2010. This does not include shares issuable upon the exercise or vesting of stock options, performance shares or SSARs, shares reserved for issuance under our equity compensation plans or shares exchangeable for the exchangeable shares of RG Exchangeco Inc., our wholly owned Canadian subsidiary.

Underwriting Discount:	$2.18 per share

Proceeds to the Company:

The net proceeds from the sale of the shares of our common stock in this offering are estimated to be approximately $240.3 million, based on a public offering price of $48.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses (or $276.4 million if the over-allotment option is exercised in full).

Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, including to repay debt and to fund acquisitions of additional royalty interests.

Capitalization:

The following table sets forth the total cash and equivalents and capitalization of Royal Gold as of March 31, 2010 and as adjusted to reflect the sale of 5,200,000 shares in this offering and the application of the net proceeds therefrom.

	Actual	As Adjusted
	(dollars in thousands,
	unaudited)
Cash and equivalents	$53,650	$293,914
Long-term debt, including current portion	255,000	255,000
Equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; 0 shares issued and outstanding; as adjusted 0 shares issued and outstanding	—	—
Common stock, $.01 par value, 100,000,000 shares authorized; 47,196,487 shares issued and outstanding; as adjusted 52,396,487 shares issued and outstanding	472	524
Exchangeable shares, no par value, 1,806,649 issued and outstanding, less 32,756 exchanged; as adjusted 1,806,649 issued and outstanding, less 32,756 exchanged	—	—
Additional paid-in capital	1,077,207	1,317,419
Accumulated other comprehensive income	14	14
Accumulated earnings	46,326	46,326
Treasury Stock, at cost (74,730 shares)	(3,557)	(3,557)
Total Royal Gold stockholders’ equity	1,120,462	1,360,726
Non-controlling interests	31,790	31,790
Total equity	1,152,252	1,392,516
Total capitalization	$1,407,252	1,647,516

Underwriters:	HSBC Securities (USA) Inc. Goldman, Sachs & Co. Scotia Capital (USA) Inc.

We and our executive officers and directors have agreed that, for a period of 90 days from the date of the underwriting agreement, we and they will not, without the prior written consent of HSBC Securities (USA) Inc., Goldman, Sachs & Co. and Scotia Capital (USA) Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, except that our executive officers and directors may sell up to an aggregate of 68,625 shares of common stock during the lock-up period in connection with a vesting of the Company’s performance shares. In addition, one of our directors and his spouse are permitted to sell up to an aggregate of 50,000 shares of our common stock during the lock-up period under a written plan outstanding on the date hereof for trading securities adopted pursuant to Rule 10b5-1 under the Exchange Act. Our officers and directors are also permitted to transfer shares of common stock as bona fide gifts, provided that the donee or donees agree to be bound by the restrictions set forth in the lock-up agreements. Furthermore, we may enter into a contract to sell, file a registration statement with respect to and issue as consideration in connection with any acquisition of, or financing in exchange for, royalty interests or any acquisition of any corporation, the business of which includes the business of acquiring and/or holding royalty interests, up to 5% of the Company’s common stock issued and outstanding immediately following the closing of this offering, provided that the recipient of such shares agrees in writing to be subject to the same lock-up restriction as us.

Trade Date:	June 23, 2010

Settlement Date:	June 28, 2010

CUSIP:	780287108

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting HSBC Securities (USA) Inc. at 1-212-525-0860, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Scotia Capital (USA) Inc. at 1-212-225-6853.